Exhibit 99.15

FOR IMMEDIATE RELEASE

GoldMining Files Technical Report

for its

Yarumalito Gold-Copper Project, Colombia

Vancouver, British Columbia – June 16, 2020 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; OTCQX: GLDLF) is pleased to announce that further to its press release dated May 5, 2020, the Company has filed a National Instrument 43-101 (NI 43-101) technical report ( the "Technical Report") for its Yarumalito Gold-Copper Project (the "Project" or "Yarumalito") located in the Departments of Antioquia and Caldas, Colombia.

The Technical Report, dated effective April 1, 2020, is titled "Technical Report: Yarumalito Gold-Copper Property, Departments of Antioquia and Caldas, Republic of Colombia". The Technical Report was authored by Greg Z. Mosher, M.Sc., P.Geo., of Global Mineral Resource Services, who is a qualified persons within the meaning of NI 43-101, is independent of the Company and has reviewed and approved the disclosure regarding the resource estimate for Yarumalito disclosed herein.

The Project is located approximately 75 km southwest of the city of Medellin in the Department of Antioquia in Central Colombia and approximately 40 km south of GoldMining's La Mina Project. Yarumalito is host to porphyry and epithermal mineralization that were the subject of a maiden mineral resource estimate using a cut-off grade of 0.5 g/t gold equivalent for pit constrained resources as documented in the Technical Report (Table 1).

Table 1: Inferred resource statement1 using a 0.5 g/t gold equivalent cut-off for the Yarumalito Gold-Copper Project, Colombia.

		Grade			Contained Metal
Mineral Type	Tonnes	Au	Cu	AuEq	Au	Cu	AuEq
		g/t	%	g/t	Oz	Lbs	Oz
Oxide	9,057,000	0.54	0.09	0.66	156,000	17,283,000	192,000
Sulphide	57,214,000	0.59	0.09	0.71	1,074,000	111,979,000	1,310,000
Total	66,271,000	0.58	0.09	0.70	1,230,000	129,262,000	1,502,000

Table 1 Notes:

1.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves. The estimate of mineral resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

2.	All quantities are rounded to the appropriate number of significant figures; consequently, sums may not add up due to rounding.

3.	Pit constrained resources with reasonable prospects of eventual economic extraction stated above a 0.50 g/t Au cut-off.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

4.	Pit optimization is based on an assumed gold price of US$1,500/oz, copper price of US$2.70/lb, mining cost of US$2.00/t, processing cost of US$8.00/t and pit slope of 45°.

The Company notes that its press release dated May 5, 2020, reported 157,000 ounces Au (oxide), 1,085,000 ounces Au (sulphide) and 1,236,000 ounces Au (total) under contained metal for the inferred resource estimate disclosed therein. The corresponding amounts disclosed herein and in the Technical Report have been adjusted by an immaterial amount since the date of such press release.

Readers should refer to the Technical Report, a copy of which is available under the Company's profile at www.SEDAR.com, for further information regarding the resource estimate contained herein and the Project.

Qualified Persons

Paulo Pereira, President of GoldMining Inc. has reviewed and approved the technical information contained in this news release. Mr. Pereira holds a Bachelors degree in Geology from Universidade do Amazonas in Brazil, is a Qualified Person as defined in NI 43-101 and is a member of the Association of Professional Geoscientists of Ontario.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. Additionally, GoldMining owns a 75% interest in the Rea Uranium Project, located in the Western Athabasca Basin of Alberta, Canada.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Garnet Dawson, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its business and future events, including expectations and future plans respecting the Project and statements with respect to the details of the mineral resource estimate.  Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drill results and other exploration data, the potential for delays in exploration or development activities, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with GoldMiningꞌs expectations, accidents, equipment breakdowns, title and permitting matters, labour disputes or other unanticipated difficulties with or interruptions in operations, fluctuating metal prices, unanticipated costs and expenses, and uncertainties relating to the availability and costs of financing needed in the future, including to fund any exploration programs on the Project.  These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2019, management's discussion and analysis for the three months ended February 29, 2020 and other filings with Canadian securities regulators, could cause actual results and events to vary significantly.  Accordingly, readers should not place undue reliance on forward-looking statements and information.  There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward looking information, will prove to be accurate.  GoldMining does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3